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                                                                   EXHIBIT 23.2

INDEPENDENT AUDITORS' CONSENT



We consent to the use in this Amendment No. 1 to Registration Statement of Samuels Jewelers Inc. (formerly known as Barry's Jewelers, Inc.) No. 333-78923 of our report dated August 25, 1998 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to Barry's Jewelers, Inc.'s ability to continue as a going concern as a result of the filing for reorganization under Chapter 11 of the Federal Bankruptcy Code), appearing in the Prospectus, which is part of this Registration Statement, and of our report dated August 25, 1998 relating to the financial statement schedules appearing elsewhere in this Registration Statement.


We also consent to the reference to us under the heading "Experts" in such Prospectus.




Los Angeles, California
June 4, 1999